--------
GLENWOOD                                    Glenwood Capital Investments. L.L.C
                                            123 N. Wacker Drive
                                            28th Floor
                                            Chicago, IL 60606-1743
                                            USA

                                            Tel +1 (312) 881 6500
                                            Fax +1 (312) 881 6501

                                            www.glenwoodusa.com

                                            A member of the Man Group





February 12, 2008


VIA EDGAR
---------
Office of Registration
Securities and Exchange
Commission 450 Fifth Street, N.W.
Washington, D. C. 20549

     Re:  Man-Glenwood Lexington, LLC. File No. 811-21173
          Man-Glenwood Lexington Associates Portfolio, LLC, File No. 811-21285 Man-Glenwood Lexington TEI, LLC, File No. 811-21458

Dear Sir or Madam:

     On  behalf  of  Man-Glenwood  Lexington,  LLC  ("Lexington"),  Man-Glenwood
Lexington Associates Portfolio, LLC (the "Portfolio"), and Man-Glenwood Lexington TEI, LLC ("TEI"), closed-end investment companies registered under the Investment Company Act of 1940, as amended ("1940 Act"), transmitted electronically with this letter please find the following documents for filing pursuant to Rule 17g-1 of the 1940 Act:

     1. A copy of the Investment Company Blanket Bond Number 82050357 naming Lexington, the Portfolio, and TEI as named insureds.

     2. A conformed copy of the Certificate of the Secretary of Lexington, the Portfolio, and TEI ("Certificate") certifying to the adoption by Lexington's, the Portfolio's, and TEI's Boards of Managers of resolutions approving the joint fidelity bond. The original Certificate is maintained at the offices of Lexington, the Portfolio, and TEI.

     3. A conformed copy of the Agreement among Jointly Insured Parties ("Agreement") pursuant to Rule 17g-1(b). The original Agreement is also maintained at Lexington's, the Portfolio's, and TEI's offices.

     Please note that the amount of the single insured bond which Lexington, the Portfolio, or TEI would have provided and maintained, had they not been named as insureds under a joint insured bond, would have been: Lexington $450,000; TEI $450,000; and Portfolio $600,000. The bond is for the period November 1, 2007 through November 1, 2008.

--------
GLENWOOD



     Thank you for your assistance. Should you have any questions, please feel free to call me at 312-581-6800.

                                Sincerely,


                                /s/ Kirsten Ganschow

                                Kirsten Ganschow




cc:  George J. Zornada, Esq.
     K&L Gates

                                                                          WILLIS


31st January 2008                               Telephone   +44 (0) 20 7488 8111
                                                Fax         +44 (0) 20 7488 8223
                                                Website     www.willis.com

Susan Antwi                                     Direct Line +44 (0) 20 7975 2849
Assistant to the Head of Group Insurance        Direct Fax  +44 (0) 7975 2375
Man Group plc,                                  Email       laytona@willis.com
Sugar Quay,
Lower Thames Street
London, EC3R 6DU

Our reference

Dear Susan,

Re:     Man-Glenwood Lexington, LLC
        Financial Institution Investment Company Asset Protection Bond Federal Insurance Company
        Bond Number: 82050357
        Bond Term: November 01, 2007 - November 01, 2008

Please  find  enclosed  the  Financial  Institution   Investment  Company  Asset
Protection Bond issued by Federal Insurance Company.

We have received and reviewed the enclosed bond. The bond sets out the benefits and coverage of the insurance we have placed for you in accordance with your instructions. We recommend that you read the bond very carefully. If you consider the bond is not consistent with your instructions or if there are any errors or discrepancies, please advise us as soon as possible.


Please refer to Reporting Notice that details your obligation to notify insurers in the event of a claim. Should such matter arise, we should be contacted first so that we can work closely with you to smoothly guide your claim through notification and throughout the claim process to resolution.


Yours sincerely,

/s/ Alan Layton
-------------------------------------
Alan Layton
Executive Director
FINEX UK & Ireland


                                        Willis Limited
                                        FINEX
                                        One Camomile Street
                                        London
                                        EC3A 7LA

                                        A Lloyd's broker, authorised and
                                        regulated by the Financial Services
                                        Authority.  Registered office
                                        Ten Trinity Square, London EC3P 3AX.
                                        Registered number 181116 England and
                                        Wales.

Chubb Group of Insurance Companies                     DECLARATIONS
15 Mountain View Road, Warren, New Jersey 07059        FINANCIAL INSTITUTION
                                                       INVESTMENT COMPANY ASSET
                                                       PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):          Bond Number: 82050357

MAN-GLENWOOD LEXINGTON, LLC
                                                       FEDERAL INSURANCE COMPANY

123 NORTH WACKER DRIVE                                Incorporated under the laws of Indiana
CHICAGO, IL 60606                                     a stock insurance company herein called the COMPANY

                                                      Capital Center, 251 North Illinois, Suite 1100
                                                      Indianapolis, IN 46204-1927

---------------------------------------------------------------------------------------------------------

ITEM 1.    BOND PERIOD: from 12:01 a.m. on November 1, 2007
                          to 12:01 a.m. on November 1, 2008

ITEM 2.    LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

           If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.


                                                                                      DEDUCTIBLE
           INSURING CLAUSE                                      LIMIT OF LIABILITY      AMOUNT
           ---------------                                      ------------------      ------

           1.   Employee                                        $   1,250,000           5,000
           2.   On Premises                                     $   1,250,000           5,000
           3.   In Transit                                      $   1,250,000           5,000
           4.   Forgery or Alteration                           $   1,250,000           5,000
           5.   Extended Forgery                                $   1,250,000           5,000
           6.   Counterfeit Money                               $   1,250,000           5,000
           7.   Threats to Person                               $   1,250,000           5,000
           8.   Computer System                                 $   1,250,000           5,000
           9.   Voice Initiated Funds Transfer Instruction      $   1,250,000           5,000
          10.   Uncollectible Items of Deposit                         25,000           5,000
          11.   Audit Expense                                          25,000           5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

           1-4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to he signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macon                                    /s/ Thomas F. Motamed

    W. Andrew Macon                                        Thomas F. Motamed
      Secretary                                               President


Countersigned by                                       /s/ Ribert Hamburger
                -------------------------              -------------------------
                                                       Authorized Representative


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                            Page 1 of 1
Form 17-02-1421 (Ed. 5-98)

          The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

================================================================================
INSURING CLAUSES

EMPLOYEE        1. Loss   resulting   directly  from  Larceny  or   Embezzlement
                   committed by any Employee, alone or in collusion with others.

================================================================================
ON PREMISES     2. Loss of Property resulting  directly from robbery,  burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

================================================================================
IN TRANSIT      3. Loss  of  Property  resulting  directly  from  common  law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

                   a. in an armored motor vehicle, including loading and unloading thereof,

                   b. in the custody of a natural person acting as a messenger of the ASSURED, or

                   c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

                       (1) written records,

                       (2) securities  issued in registered  form, which are not
                           endorsed or are restrictively endorsed, or

                       (3) negotiable  instruments not payable to bearer,  which
                           are not endorsed or are restrictively endorsed.

                   Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

================================================================================


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 1 of 19
Form 17-02-1421 (Ed. 5-98)

--------------------------------------------------------------------------------
INSURING CLAUSES
(continued)

FORGERY OR ALTERATION       4. Loss  resulting  directly from:

                               a. Forgery on, or fraudulent  material alteration
                                  of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                               b. transferring,  paying or delivering  any funds
                                  or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                               excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE
                               5. is provided for in the DECLARATIONS of this Bond.

                               For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated  the  same  as a  handwritten  signature.
================================================================================
EXTENDED FORGERY            5. Loss resulting  directly from the ASSURED having,
                               in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                               a. acquired,  accepted or  received,  accepted or
                                  received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

                                  (1) bear a Forgery or a fraudulently material
                                      alteration,

                                  (2) have been lost or stolen, or

                                  (3) be Counterfeit, or

                               b. guaranteed in writing or witnessed any
                                  signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

                               Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 2 of 19
Form 17-02-1421 (Ed. 5-98)

INSURING CLAUSES

EXTENDED FORGERY               For the purpose of this INSURING CLAUSE, a
(continued)                    mechanically reproduced facsimile signature is
                               treated the same as a handwritten signature.

================================================================================
COUNTERFEIT MONEY           6. Loss resulting directly from the receipt by the
                               ASSURED in good faith of any Counterfeit money.
================================================================================
THREATS TO PERSON           7. Loss resulting directly from surrender of
                               Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in
                               Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

                               a. the Employee who receives the threat has made
                                  a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                               b. the ASSURED has made a reasonable effort to
                                  notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                               It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.
================================================================================
COMPUTER SYSTEM             8. Loss resulting directly from fraudulent:

                               a. entries of data into, or

                               b. changes of data elements or programs within,
                                  a Computer System, provided the fraudulent entry or change causes:

                                  (1) funds or other property to be transferred,
                                      paid or delivered,

                                  (2) an account of the ASSURED or of its
                                      customer to be added, deleted, debited or credited, or

                                  (3) an unauthorized account or a fictitious
                                      account to be debited or credited.
================================================================================


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 3 of 19
Form 17-02-1421 (Ed. 5-98)

--------------------------------------------------------------------------------
INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS       9. Loss resulting directly from Voice Initiated
TRANSFER INSTRUCTION           Funds Transfer Instruction directed to the
                               ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such was:

                               a. received at the ASSURED'S offices by those
                                  Employees   of   the   ASSURED    specifically
                                  authorized to receive the Voice Initiated Funds Transfer Instruction,

                               b. made by a person purporting to be a Customer,
                                  and

                               c. made by said person for the purpose of causing
                                  the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                               In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds
                               Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

================================================================================
UNCOLLECTIBLE ITEMS OF     10. Loss resulting directly from the ASSURED having
DEPOSIT credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

                               a. redemptions or withdrawals to be permitted,

                               b. shares to be issued, or

                               c. dividends to be paid,

                               from an account of an Investment Company.

                               In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                               Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.
================================================================================
AUDIT EXPENSE              11. Expense incurred by the ASSURED for that part of
                               the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.
================================================================================


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 4 of 19
Form 17-02-1421 (Ed. 5-98)

GENERAL AGREEMENTS

ADDITIONAL COMPANIES           A. If more than one corporation, or Investment
INCLUDED AS ASSURED               Company, or any combination of them is
                                  included as the ASSURED herein:

                                  (1) The total liability of the COMPANY under
                                      this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                  (2) Only the first named ASSURED shall be
                                      deemed to be the sole  agent of the others
                                      for  all   purposes   under   this   Bond,
                                      including but not limited to the giving or
                                      receiving of any notice or proof  required
                                      to  be  given  and  for  the   purpose  of
                                      effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                  (3) The COMPANY shall not be responsible for
                                      the proper  application of any payment
                                      made hereunder to the first named ASSURED.

                                  (4) Knowledge possessed or discovery made by
                                      any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                  (5) If the first named ASSURED ceases for any
                                      reason to be covered under this Bond, then
                                      the ASSURED next named on the  APPLICATION
                                      shall  thereafter  be  considered  as  the
                                      first named  ASSURED  for the  purposes of
                                      this Bond.
================================================================================
REPRESENTATION MADE BY         B. The ASSURED represents that all information it
ASSURED has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                                  The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                  Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.
================================================================================


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 5 of 19
Form 17-02-1421 (Ed. 5-98)

--------------------------------------------------------------------------------
GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES OR          C. If the ASSURED, other than an Investment
EMPLOYEES - CONSOLIDATION,        Company, while this Bond is in force, merges
MERGER OR PURCHASE OR             or consolidates with, or purchases or
ACQUISITION OF ASSETS OR          acquires assets or liabilities of another
LIABILITIES - NOTICE TO           institution, the ASSURED shall not have the
COMPANY                           coverage afforded under this Bond for loss
                                  which has:

                                  (1) occurred or will occur on premises, or

                                  (2) been caused or will be caused by an
                                      employee, or

                                  (3) arisen or will arise out of the assets or
                                      liabilities,

                                  of such institution, unless the ASSURED:

                                  a.  gives the COMPANY written notice of the
                                      proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                                  b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                                  c.  on obtaining such consent, pays to the
                                      COMPANY an additional premium.
================================================================================
CHANGE OF CONTROL -            D. When the ASSURED learns of a change in control
NOTICE TO COMPANY                 (other than in an Investment Company), as set
                                  forth in  Section  2(a) (9) of the  Investment
                                  Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                  (1) the names of the transferors  and
                                      transferees (or the names of the
                                      beneficial owners if the voting securities are registered in another name),

                                  (2) the total number  of  voting  securities
                                      owned   by   the   transferors   and   the
                                      transferees (or the beneficial owners), both immediately before and after the transfer, and

                                  (3) the total  number of outstanding voting
                                      securities.

                                  Failure  to give  the  required  notice  shall
                                  result in termination of coverage for any loss
                                  involving a transferee, to be effective on the
                                  date of such change in control.
================================================================================
COURT COSTS AND                E. The COMPANY  will  indemnify  the ASSURED for
ATTORNEYS' FEES                   court costs and  reasonable attorneys'  fees
                                  incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond.
                                  However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                                  (1) an Employee admits to being guilty of
                                      Larceny or Embezzlement,

                                  (2) an Employee is adjudicated to be guilty of
                                      Larceny or Embezzlement, or


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 6 of 19
Form 17-02-1421 (Ed. 5-98)

GENERAL AGREEMENTS

COURT COSTS AND                   (3) in  the  absence  of  1  or  2  above,  an
ATTORNEYS' FEES                       arbitration  panel agrees,  after a review
(CONTINUED)                           of an agreed  statement  of facts  between
                                      the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

                                  The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                  If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                  If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                  If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                  INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                  If the  amount  demanded  is any such  suit or
                                  legal   proceeding   Is  in   excess   of  the
                                  DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                  Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.
================================================================================

--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 7 of 19
Form 17-02-1421 (Ed. 5-98)

--------------------------------------------------------------------------------

CONDITIONS AND
LIMITATIONS

DEFINITIONS                    1. As used in this Bond:

                                  a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                                  b.  Counterfeit   means  an  imitation  of  an
                                      actual valid original which is intended to deceive and be taken as the original.

                                  c.  Custodian means the institution designated
                                      by  an  Investment   Company  to  maintain
                                      possession  and control of its assets.

                                  d. Customer means an individual, corporate, partnership, trust' customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

                                  e.  Employee  means:

                                      (1)  an officer  of  the  ASSURED,

                                      (2)  a natural person while in the regular
                                           service of the  ASSURED at any of the
                                           ASSURED'S  premises  and  compensated
                                           directly by the  ASSURED  through its
                                           payroll  system  and  subject  to the
                                           United   States   Internal    Revenue
                                           Service Form W-2 or equivalent income
                                           reporting  plans of other  countries,
                                           and whom the ASSURED has the right to
                                           control  and  direct  both  as to the
                                           result to be accomplished and details
                                           and  means by which  such  result  is
                                           accomplished  in the  performance  of
                                           such   service,

                                      (3)  a guest student  pursuing  studies or
                                           performing   duties  in  any  of  the
                                           ASSURED'S   premises,

                                      (4)  an  attorney  retained by the ASSURED
                                           and  an  employee  of  such  attorney
                                           while  either  is  performing   legal
                                           services for the  ASSURED,

                                      (5)  a  natural  person   provided  by  an
                                           employment   contractor   to  perform
                                           employee duties for the ASSURED under
                                           the ASSURED'S  supervision  at any of
                                           the ASSURED'S  premises,

                                      (6)  an employee of an institution  merged
                                           or  consolidated   with  the  ASSURED
                                           prior to the  effective  date of this
                                           Bond,

                                      (7)  a director or trustee of the ASSURED,
                                           but only while performing acts within
                                           the scope of the  customary and usual
                                           duties  of  any   officer   or  other
                                           employee  of  the  ASSURED  or  while
                                           acting as a member  of any  committee
                                           duly  elected or appointed to examine
                                           or audit or have custody of or access
                                           to Property of the ASSURED, or

--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 8 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

DEFINITIONS                           (8)  each natural  person,  partnership or
(CONTINUED)                                corporation   authorized  by  written
                                           agreement with the ASSURED to perform
                                           services as electronic data processor
                                           of checks or other accounting records
                                           related to such checks but only while
                                           such    person,     partnership    or
                                           corporation  is  actually  performing
                                           such  services  and not.

                                           a. creating, preparing,  modifying or
                                              maintaining the ASSURED'S computer
                                              software or programs, or

                                           b. acting as transfer agent or in any
                                              other  agency  capacity in issuing
                                              checks,  drafts or securities  for
                                              the ASSURED,

                                      (9)  any  partner,  officer or employee of
                                           an investment advisor, an underwriter
                                           (distributor),  a  transfer  agent or
                                           shareholder accounting  recordkeeper,
                                           or   an    administrator,    for   an
                                           Investment  Company while  performing
                                           acts  coming  within the scope of the
                                           customary  and  usual  duties  of  an
                                           officer or employee of an  Investment
                                           Company  or acting as a member of any
                                           committee  duly  elected or appointed
                                           to examine,  audit or have custody of
                                           or   access   to   Property   of   an
                                           Investment Company.

                                           The term  Employee  shall not include
                                           any partner, officer or employee of a
                                           transfer      agent,      shareholder
                                           accounting       recordkeeper      or
                                           administrator:

                                           a. which   is  not   an   "affiliated
                                              person"  (as  defined  in  Section
                                              2(a) of the Investment Company Act
                                              of 1940) of an Investment  Company
                                              or of the  investment  advisor  or
                                              underwriter  (distributor) of such
                                              Investment Company, or

                                           b. which is a "bank"  (as  defined in
                                              Section  2(a)  of  the  Investment
                                              Company  Act of  1940).

                                              This Bond does not afford coverage
                                              in  favor  of  the   employers  of
                                              persons  as set  forth in e.  (4),
                                              (5)  and  (8)   above,   and  upon
                                              payment  to  the  ASSURED  by  the
                                              COMPANY  resulting  directly  from
                                              Larceny or Embezzlement  committed
                                              by any of the  partners,  officers
                                              or  employees  of such  employers,
                                              whether   acting   alone   or   in
                                              collusion    with    others,    an
                                              assignment    of   such   of   the
                                              ASSURED'S  rights  and  causes  of
                                              action as it may have against such
                                              employers  by  reason of such acts
                                              so committed  shall, to the extent
                                              of such  payment,  be given by the
                                              ASSURED  to the  COMPANY,  and the
                                              ASSURED  shall  execute all papers
                                              necessary to secure to the COMPANY
                                              the rights  provided  for  herein.

                                           Each employer of persons as set forth
                                           in  e.(4),  (5) and (8) above and the
                                           partners,    officers    and    other
                                           employees  of  such  employers  shall
                                           collectively  be  deemed  to  be  one
                                           person for all the  purposes  of this
                                           Bond;  excepting,  however, the fifth
                                           paragraph of Section 13.

                                           Independent contractors not specified
                                           in   e.(4),   (5)   or   (8)   above,
                                           intermediaries,  agents,  brokers  or
                                           other  representatives  of  the  same
                                           general   character   shall   not  be
                                           considered Employees.


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                           Page 9 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

DEFINITIONS                                f. Forgery  means the  signing of the
(CONTINUED)                                   name  of  another  natural  person
                                              with the  intent  to  deceive  but
                                              does  not mean a  signature  which
                                              consists  in  whole  or in part of
                                              one's  own name,  with or  without
                                              authority, in any capacity for any
                                              purpose.

                                           g. Investment   Company   means   any
                                              investment    company   registered
                                              under the  Investment  Company Act
                                              of 1940 and listed  under the NAME
                                              OF ASSURED on the DECLARATIONS.

                                           h. Items of Deposit means one or more
                                              checks  or  drafts  drawn  upon  a
                                              financial   institution   in   the
                                              United   States  of  America.

                                           i. Larceny  or   Embezzlement   means
                                              larceny or embezzlement as defined
                                              in  Section  37 of the  Investment
                                              Company Act of 1940.

                                           j. Property means money,  revenue and
                                              other     stamps;      securities;
                                              including    any   note,    stock,
                                              treasury stock,  bond,  debenture,
                                              evidence     of      indebtedness,
                                              certificate       of      deposit,
                                              certificate    of    interest   or
                                              participation        in        any
                                              profit-sharing          agreement,
                                              collateral   trust    certificate,
                                              preorganization   certificate   or
                                              subscription,  transferable share,
                                              investment contract,  voting trust
                                              certificate,     certificate    of
                                              deposit for a security, fractional
                                              undivided interest in oil, gas, or
                                              other mineral rights, any interest
                                              or instruments commonly known as a
                                              security   under  the   Investment
                                              Company  Act of  1940,  any  other
                                              certificate    of    interest   or
                                              participation   in,  temporary  or
                                              interim  certificate  for, receipt
                                              for,  guarantee  of, or warrant or
                                              right to  subscribe to or purchase
                                              any of  the  foregoing;  bills  of
                                              exchange;   acceptances;   checks;
                                              withdrawal  orders;  money orders;
                                              travelers'   letters   of  credit;
                                              bills  of  lading;   abstracts  of
                                              title; insurance policies,  deeds,
                                              mortgages  on real  estate  and/or
                                              upon    chattels   and   interests
                                              therein;   assignments   of   such
                                              policies,   deeds  or   mortgages;
                                              other valuable  papers,  including
                                              books  of   accounts   and   other
                                              records used by the ASSURED in the
                                              conduct  of  its   business   (but
                                              excluding  all   electronic   data
                                              processing   records);   and,  all
                                              other instruments similar to or in
                                              the  nature  of the  foregoing  in
                                              which  the  ASSURED   acquired  an
                                              interest   at  the   time  of  the
                                              ASSURED'S  consolidation or merger
                                              with, or purchase of the principal
                                              assets of a  predecessor  or which
                                              are  held by the  ASSURED  for any
                                              purpose  or in  any  capacity  and
                                              whether  so held  gratuitously  or
                                              not and whether or not the ASSURED
                                              is liable  therefor.

                                           k. Relative  means  the  spouse of an
                                              Employee or partner of the ASSURED
                                              and any unmarried  child supported
                                              wholly  by,  or living in the home
                                              of,  such  Employee or partner and
                                              being  related  to them by  blood,
                                              marriage or legal guardianship.

                                           l. Securities,   documents  or  other
                                              written instruments means original
                                              (including original  counterparts)
                                              negotiable    or    non-negotiable
                                              instruments,     or    assignments
                                              thereof,    which    in   and   of
                                              themselves  represent an equitable
                                              interest,  ownership,  or debt and
                                              which are in the  ordinary  course
                                              of   business    transferable   by
                                              delivery of such  instruments with
                                              any  necessary   endorsements   or
                                              assignments.


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                          Page 10 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

DEFINITIONS                                m. Subsidiary  means any organization
(CONTINUED)                                   that,  at the  inception  date  of
                                              this   Bond,   is   named  in  the
                                              APPLICATION  or is created  during
                                              the BOND  PERIOD and of which more
                                              than  fifty  percent  (50%) of the
                                              outstanding  securities  or voting
                                              rights  representing  the  present
                                              right  to  vote  for  election  of
                                              directors  is owned or  controlled
                                              by the ASSURED either  directly or
                                              through   one  or   more   of  its
                                              subsidiaries.

                                           n. Transportation  Company  means any
                                              organization  which  provides  its
                                              own or  its  leased  vehicles  for
                                              transportation  or which  provides
                                              freight  forwarding or air express
                                              services.

                                           o. Voice Initiated Election means any
                                              election    concerning    dividend
                                              options  available to  Investment.
                                              Company       shareholders      or
                                              subscribers  which is requested by
                                              voice  over the  telephone.

                                           p. Voice Initiated  Redemption  means
                                              any redemption of shares issued by
                                              an  Investment  Company  which  is
                                              requested   by   voice   over  the
                                              telephone.

                                           q. Voice   Initiated  Funds  Transfer
                                              Instruction    means   any   Voice
                                              Initiated   Redemption   or  Voice
                                              Initiated   Election.

                                           For    the    purposes    of    these
                                           definitions,  the  singular  includes
                                           the plural  and the  plural  includes
                                           the   singular,    unless   otherwise
                                           indicated.
================================================================================
GENERAL EXCLUSIONS -                  2.   This  bond  does  not   directly   or
APPLICABLE TO ALL INSURING                 indirectly cover:
CLAUSES
                                           a. loss not  reported  to the COMPANY
                                              in writing  within sixty (60) days
                                              after  termination of this Bond as
                                              an entirety;

                                           b. loss   due  to   riot   or   civil
                                              commotion   outside   the   United
                                              States of America and  Canada,  or
                                              any loss due to military, naval or
                                              usurped     power,      war     or
                                              insurrection.  This Section  2.b.,
                                              however,  shall  not apply to loss
                                              which  occurs  in  transit  in the
                                              circumstances  recited in INSURING
                                              CLAUSE 3., provided that when such
                                              transit was initiated there was no
                                              knowledge   on  the  part  of  any
                                              person  acting for the  ASSURED of
                                              such   riot,    civil   commotion,
                                              military,  naval or usurped power,
                                              war  or   insurrection;

                                           c. loss resulting from the effects of
                                              nuclear   fission   or  fusion  or
                                              radioactivity;

                                           d. loss    of    potential     income
                                              including,  but  not  limited  to,
                                              interest   and    dividends    not
                                              realized  by the ASSURED or by any
                                              customer   of  the   ASSURED;

                                           e. damages  of any type for which the
                                              ASSURED is legally liable,  except
                                              compensatory   damages,   but  not
                                              multiples thereof,  arising from a
                                              loss covered  under this Bond;

                                           f. costs,  fees and expenses incurred
                                              by the ASSURED in establishing the
                                              existence  of or  amount  of  loss
                                              under  this  Bond,  except  to the
                                              extent   covered  under   INSURING
                                              CLAUSE  11.;

                                           g. loss  resulting  from  indirect or
                                              consequential loss of any nature;


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                          Page 11 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -                       h. loss resulting from dishonest acts
APPLICABLE TO ALL INSURING                    by  any  member  of the  Board  of
CLAUSES                                       Directors  or Board of Trustees of
(CONTINUED)                                   the   ASSURED   who   is   not  an
                                              Employee,   acting   alone  or  in
                                              collusion with others;

                                           i. loss,  or that  part of any  loss,
                                              resulting    solely    from    any
                                              violation by the ASSURED or by any
                                              Employee:

                                              (1) of any law regulating:

                                                  a. the  issuance,  purchase or
                                                     sale  of   securities,

                                                  b. securities  transactions on
                                                     security    or    commodity
                                                     exchanges  or the  over the
                                                     counter     market,

                                                  c. investment   companies,

                                                  d. investment advisors, or

                                              (2) of any rule or regulation made
                                                  pursuant  to any such law,  or

                                           j. loss of confidential  information,
                                              material   or   data;

                                           k. loss resulting from voice requests
                                              or instructions  received over the
                                              telephone,  provided however, this
                                              Section  2.k.  shall  not apply to
                                              INSURING CLAUSE 7. or 9.
================================================================================
SPECIFIC EXCLUSIONS -                 3.   This  Bond  does  not   directly   or
APPLICABLE TO ALL INSURING                 indirectly cover:
CLAUSES EXCEPT INSURING
CLAUSE 1.                                  a. loss   caused   by  an   Employee,
                                              provided,  however,  this  Section
                                              3.a.   shall  not  apply  to  loss
                                              covered -under  INSURING CLAUSE 2.
                                              or 3. which results  directly from
                                              misplacement,           mysterious
                                              unexplainable  disappearance,   or
                                              damage or destruction of Property;

                                           b. loss  through  the   surrender  of
                                              property away from premises of the
                                              ASSURED as a result of a threat:

                                              (1) to  do  bodily   harm  to  any
                                                  natural person, except loss of
                                                  Property  in  transit  in  the
                                                  custody of any  person  acting
                                                  as  messenger  of the ASSURED,
                                                  provided    that   when   such
                                                  transit  was  initiated  there
                                                  was   no   knowledge   by  the
                                                  ASSURED  of any  such  threat,
                                                  and provided further that this
                                                  Section  3.b.  shall not apply
                                                  to INSURING  CLAUSE 7., or

                                              (2) to do damage  to the  premises
                                                  or Property of the ASSURED;

                                           c. loss  resulting from payments made
                                              or  withdrawals  from any  account
                                              involving   erroneous  credits  to
                                              such  account;

                                           d. loss  involving  Items of  Deposit
                                              which are not finally paid for any
                                              reason provided however, that this
                                              Section  3.d.  shall  not apply to
                                              INSURING  CLAUSE  10.;

                                           e. loss  of  property  while  in  the
                                              mail;

--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                          Page 12 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -                      f. loss  resulting  from the  failure
APPLICABLE TO ALL INSURING                    for any reason of a  financial  or
CLAUSES EXCEPT INSURING                       depository    institution,     its
CLAUSE 1.                                     receiver  or other  liquidator  to
(CONTINUED)                                   pay  or  deliver  funds  or  other
                                              Property to the  ASSURED  provided
                                              further  that  this  Section  3.f.
                                              shall   not   apply   to  loss  of
                                              Property  resulting  directly from
                                              robbery,  burglary,  misplacement,
                                              mysterious           unexplainable
                                              disappearance, damage, destruction
                                              or  removal  from the  possession,
                                              custody or control of the ASSURED.

                                           g. loss  of  Property  while  in  the
                                              custody   of   a    Transportation
                                              Company,  provided  however,  that
                                              this Section 3.g.  shall not apply
                                              to   INSURING   CLAUSE  3.;

                                           h. loss  resulting  from  entries  or
                                              changes  made by a natural  person
                                              with   authorized   access   to  a
                                              Computer  System  who acts in good
                                              faith on instructions, unless such
                                              instructions  are  given  to  that
                                              person by a software contractor or
                                              its partner,  officer, or employee
                                              authorized   by  the   ASSURED  to
                                              design, develop,  prepare, supply,
                                              service,    write   or   implement
                                              programs    for   the    ASSURED's
                                              Computer   System;   or

                                           i. loss    resulting    directly   or
                                              indirectly  from the input of data
                                              into a Computer  System  terminal,
                                              either  on  the  premises  of  the
                                              customer  of the  ASSURED or under
                                              the control of such a customer, by
                                              a customer or other person who had
                                              authorized access to the customers
                                              authentication mechanism.
================================================================================
SPECIFIC EXCLUSIONS -                 4.   This  bond  does  not   directly   or
APPLICABLE TO ALL INSURING                 indirectly cover:
CLAUSES EXCEPT INSURING
CLAUSES 1., 4., AND 5.                     a. loss  resulting  from the complete
                                              or  partial   non-payment   of  or
                                              default on any loan  whether  such
                                              loan was procured in good faith or
                                              through trick, artifice,  fraud or
                                              false     pretenses;     provided,
                                              however,  this Section 4.a.  shall
                                              not apply to INSURING CLAUSE 8.;

                                           b. loss resulting from forgery or any
                                              alteration;

                                           c. loss   involving   a   counterfeit
                                              provided,  however,  this  Section
                                              4.c.  shall not apply to  INSURING
                                              CLAUSE 5. or 6.
================================================================================
LIMIT OF LIABILITY/NON-               5.   At all times prior to  termination of
REDUCTION AND NON-                         this Bond,  this Bond shall  continue
ACCUMULATION OF LIABILITY                  in force for the limit  stated in the
                                           applicable sections of ITEM 2. of the
                                           DECLARATIONS,   notwithstanding   any
                                           previous  loss for which the  COMPANY
                                           may  have  paid or be  liable  to pay
                                           under  this Bond  provided,  however,
                                           that  the  liability  of the  COMPANY
                                           under  this Bond with  respect to all
                                           loss  resulting  from:

                                           a. any one act of  burglary,  robbery
                                              or hold-up, or attempt thereat, in
                                              which no Employee is  concerned or
                                              implicated,    or

                                           b. any one unintentional or negligent
                                              act on the part of any one  person
                                              resulting    in   damage   to   or
                                              destruction  or   misplacement  of
                                              Property,  or

                                           c. all   acts,   other   than   those
                                              specified in a. above,  of any one
                                              person, or


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                          Page 13 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-                    d. any one  casualty  or event  other
REDUCTION AND NON-                            than those specified in a., b., or
ACCUMULATION OF LIABILITY                     c. above,
(CONTINUED)
                                           shall  be  deemed  to be one loss and
                                           shall be  limited  to the  applicable
                                           LIMIT OF LIABILITY  stated in ITEM 2.
                                           of  the  DECLARATIONS  of  this  Bond
                                           irrespective  of the total  amount of
                                           such loss or losses  and shall not be
                                           cumulative  in  amounts  from year to
                                           year or from period to period.

                                           All acts,  as  specified in c. above,
                                           of any one person which

                                           i. directly or indirectly  aid in any
                                              way  wrongful  acts  of any  other
                                              person or  persons,  or

                                           ii.permit   the    continuation    of
                                              wrongful  acts of any other person
                                              or persons

                                           whether such acts are committed  with
                                           or  without  the   knowledge  of  the
                                           wrongful acts of the person so aided,
                                           and whether  such acts are  committed
                                           with or  without  the  intent  to aid
                                           such other person, shall be deemed to
                                           be one loss with the wrongful acts of
                                           all persons so aided.
================================================================================
DISCOVERY                             6.   This Bond  applies only to loss first
                                           discovered   by  an  officer  of  the
                                           ASSURED   during  the  BOND   PERIOD.
                                           Discovery occurs at the earlier of an
                                           officer of the  ASSURED  being  aware
                                           of:

                                           a. facts   which   may   subsequently
                                              result in a loss of a type covered
                                              by this Bond, or

                                           b. an  actual or  potential  claim in
                                              which  it  is  alleged   that  the
                                              ASSURED   is  liable  to  a  third
                                              party,

                                           regardless  of  when  the act or acts
                                           causing or  contributing to such loss
                                           occurred,  even  though the amount of
                                           loss does not exceed  the  applicable
                                           DEDUCTIBLE   AMOUNT,   or  the  exact
                                           amount  or  details  of loss  may not
                                           then be known.
================================================================================
NOTICE TO COMPANY -                   7.   a. The ASSURED shall give the COMPANY
PROOF- LEGAL PROCEEDINGS                      notice  thereof  at  the  earliest
AGAINST COMPANY                               practicable  moment, not to exceed
                                              sixty (60) days after discovery of
                                              loss,  in amount that is in excess
                                              of   50%    of   the    applicable
                                              DEDUCTIBLE  AMOUNT,  as  stated in
                                              ITEM  2. of the  DECLARATIONS.

                                           b. The ASSURED  shall  furnish to the
                                              COMPANY proof of loss,  duly sworn
                                              to, with full  particulars  within
                                              six   (6)   months    after   such
                                              discovery.

                                           c. Securities  listed  in a proof  of
                                              loss   shall  be   identified   by
                                              certificate  or bond  numbers,  if
                                              issued   with   them.

                                           d. Legal proceedings for the recovery
                                              of any loss  under this Bond shall
                                              not  be   brought   prior  to  the
                                              expiration   of  sixty  (60)  days
                                              after  the  proof of lass is filed
                                              with  the  COMPANY  or  after  the
                                              expiration  of  twenty-four   (24)
                                              months from the  discovery of such
                                              loss.

                                           e. This Bond affords coverage only in
                                              favor of the  ASSURED.  No  claim,
                                              suit,  action or legal proceedings
                                              shall be  brought  under this Bond
                                              by anyone other than the ASSURED.


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                          Page 14 of 19
Form 17-02-1421 (Ed. 5-98)

CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY-                         f. Proof  of  loss  involving   Voice
PROOF - LEGAL PROCEEDINGS                     Initiated      Funds      Transfer
AGAINST COMPANY                               Instruction      shall     include
(CONTINUED)                                   electronic   recordings   of  such
                                              instructions.
================================================================================
DEDUCTIBLE  AMOUNT                    8.   The COMPANY shall not be liable under
                                           any INSURING  CLAUSES of this Bond on
                                           account of loss  unless the amount of
                                           such loss,  after  deducting  the net
                                           amount  of all  reimbursement  and/or
                                           recovery  obtained  or  made  by  the
                                           ASSURED,  other than from any Bond or
                                           policy  of  insurance  issued  by  an
                                           insurance  company and covering  such
                                           loss,  or by the  COMPANY  on account
                                           thereof   prior  to  payment  by  the
                                           COMPANY  of such loss,  shall  exceed
                                           the  DEDUCTIBLE  AMOUNT  set forth in
                                           ITEM 3. of the DECLARATIONS, and then
                                           for such excess only, but in no event
                                           for more than the  applicable  LIMITS
                                           OF LIABILITY stated in ITEM 2. of the
                                           DECLARATIONS.

                                           There   shall   be   no    deductible
                                           applicable to any loss under INSURING
                                           CLAUSE 1. sustained by any Investment
                                           Company.
================================================================================
VALUATION                             9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                           The  value  of any  loss of  Property
                                           consisting  of  books of  account  or
                                           other  records used by the ASSURED in
                                           the conduct of its business  shall be
                                           the amount  paid by the  ASSURED  for
                                           blank books,  blank  pages,  or other
                                           materials   which  replace  the  lost
                                           books of  account  or other  records,
                                           plus the  cost of  labor  paid by the
                                           ASSURED for the actual  transcription
                                           or copying of data to reproduce  such
                                           books of account  or other  records.

                                           The  value  of any  loss of  Property
                                           other  than books of account or other
                                           records  used by the  ASSURED  in the
                                           conduct of its business,  for which a
                                           claim is made shall be  determined by
                                           the  average  market  value  of  such
                                           Property   on   the    business   day
                                           immediately  preceding  discovery  of
                                           such loss provided, however, that the
                                           value of any Property replaced by the
                                           ASSURED   with  the  consent  of  the
                                           COMPANY  and prior to the  settlement
                                           of any claim for such Property  shall
                                           be the  actual  market  value  at the
                                           time of replacement.

                                           In  the  case  of a loss  of  interim
                                           certificates,   warrants,  rights  or
                                           other  securities,  the production of
                                           which is necessary to the exercise of
                                           subscription,  conversion, redemption
                                           or deposit  privileges,  the value of
                                           them  shall  be the  market  value of
                                           such privileges immediately preceding
                                           their  expiration if said loss is not
                                           discovered    until    after    their
                                           expiration.  If no  market  price  is
                                           quoted for such  Property or for such
                                           privileges,  the value shall be fixed
                                           by  agreement  between  the  parties.

                                           OTHER  PROPERTY

                                           The  value of any  loss of  Property,
                                           other than as stated above,  shall be
                                           the actual  cash value or the cost of
                                           repairing or replacing  such Property
                                           with  Property  of like  quality  and
                                           value, whichever is less.
================================================================================


--------------------------------------------------------------------------------
ICAP Bond(5-98) - Federal                                          Page 15 of 19
Form 17-02-1421 (Ed. 5-98)

--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES SETTLEMENT                 10.  In the event of a loss of  securities
                                           covered under this Bond,  the COMPANY
                                           may, at its sole discretion, purchase
                                           replacement  securities,  tender  the
                                           value of the securities in money,  or
                                           issue   its   indemnity   to   effect
                                           replacement securities.

                                           The   indemnity   required  from  the
                                           ASSURED   under  the  terms  of  this
                                           Section  against  all  loss,  cost or
                                           expense  arising from the replacement
                                           of   securities   by  the   COMPANY'S
                                           indemnity shall be:

                                           a.  for  securities  having  a  value
                                               less   than  or   equal   to  the
                                               applicable  DEDUCTIBLE  AMOUNT  -
                                               one hundred (100%) percent;

                                           b.  for securities  having a value in
                                               excess of the  DEDUCTIBLE  AMOUNT
                                               but within the  applicable  LIMIT
                                               OF  LIABILITY  -  the  percentage
                                               that the DEDUCTIBLE  AMOUNT bears
                                               to the value of the securities;

                                           c.  for  securities  having  a  value
                                               greater than the applicable LIMIT
                                               OF  LIABILITY  -  the  percentage
                                               that the  DEDUCTIBLE  AMOUNT  and
                                               portion    in   excess   of   the
                                               applicable   LIMIT  OF  LIABILITY
                                               bears   to  the   value   of  the
                                               securities.

                                           The  value  referred  to  in  Section
                                           10.a.,  b.,  and c. is the  value  in
                                           accordance with Section 9, VALUATION,
                                           regardless   of  the  value  of  such
                                           securities at the time the loss under
                                           the COMPANY'S indemnity is sustained.

                                           The COMPANY is not  required to issue
                                           its  indemnity  for any  portion of a
                                           loss  of  securities   which  is  not
                                           covered  by this Bond;  however,  the
                                           COMPANY  may do so as a  courtesy  to
                                           the   ASSURED   and   at   its   sole
                                           discretion.

                                           The ASSURED shall pay the  proportion
                                           of the Company's  premium  charge for
                                           the Company's  indemnity as set forth
                                           in  Section  10.a,   b.,  and  c.  No
                                           portion  of the  LIMIT  OF  LIABILITY
                                           shall be used as  payment  of premium
                                           for any  indemnity  purchased  by the
                                           ASSURED    to   obtain    replacement
                                           securities.
================================================================================
SUBROGATION - ASSIGNMENT -            11.  In the event of a payment  under this
RECOVERY                                   Bond, the COMPANY shall be subrogated
                                           to  all of the  ASSURED'S  rights  of
                                           recovery against any person or entity
                                           to the  extent  of such  payment.  On
                                           request, the ASSURED shall deliver to
                                           the  COMPANY  an  assignment  of  the
                                           ASSURED'S rights,  title and interest
                                           and  causes  of  action  against  any
                                           person  or  entity  to the  extent of
                                           such payment.

                                           Recoveries,  whether  effected by the
                                           COMPANY or by the  ASSURED,  shall be
                                           applied  net of the  expense  of such
                                           recovery in the following order.

                                           a.  first, to the satisfaction of the
                                               ASSURED'S    loss   which   would
                                               otherwise  have been paid but for
                                               the fact  that it is in excess of
                                               the    applicable     LIMIT    OF
                                               LIABILITY,

                                           b.  second,   to   the   COMPANY   in
                                               satisfaction  of amounts  paid in
                                               settlement   of   the   ASSURED'S
                                               claim,

                                           c.  third,    to   the   ASSURED   in
                                               satisfaction  of  the  applicable
                                               DEDUCTIBLE AMOUNT, and


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

CONDITIONS AND
LIMITATIONS

SUBROGATION - ASSIGNMENT -                 d.  fourth, to   the   ASSURED     in
RECOVERY                                       satisfaction of any loss suffered
(CONTINUED)                                    by  the  ASSURED  which  was  not
                                               covered under this Bond.

                                           Recovery    from    reinsurance    or
                                           indemnity of the COMPANY shall not be
                                           deemed a recovery under this section.
================================================================================
COOPERATION OF ASSURED                12.  At  the   COMPANY'S  request  and  at
                                           reasonable    times     and    places
                                           designated   by   the   COMPANY,  the
                                           ASSURED shall:

                                           a.  submit  to   examination  by  the
                                               COMPANY and subscribe to the same
                                               under oath,

                                           b.  produce    for   the    COMPANY'S
                                               examination     all     pertinent
                                               records,  and

                                           c.  cooperate  with the   COMPANY  in
                                               all  matters  pertaining  to  the
                                               loss.

                                           The ASSURED  shall execute all papers
                                           and  render  assistance  to secure to
                                           the  COMPANY the rights and causes of
                                           action  provided for under this Bond,
                                           The  ASSURED  shall do nothing  after
                                           loss  to  prejudice  such  rights  or
                                           causes of action.
================================================================================
TERMINATION                           13.  If the Bond is for a sole ASSURED, it
                                           shall   not  be   terminated   unless
                                           written  notice shall have been given
                                           by the acting  party to the  affected
                                           party  and  to  the   Securities  and
                                           Exchange   Commission,    Washington,
                                           D.C.,  not less than  sixty (60) days
                                           prior to the  effective  date of such
                                           termination.

                                           If the  Bond is for a joint  ASSURED,
                                           it  shall  not be  terminated  unless
                                           written  notice shall have been given
                                           by the acting  party to the  affected
                                           party,  and  by  the  COMPANY  to all
                                           ASSURED  Investment  Companies and to
                                           the     Securities    and    Exchange
                                           Commission,   Washington,  D.C.,  not
                                           less than  sixty  (60) days  prior to
                                           the    effective    date    of   such
                                           termination.

                                           This  Bond will  terminate  as to any
                                           one ASSURED, other than an Investment
                                           Company:

                                           a.  immediately on the taking over of
                                               such  ASSURED  by a  receiver  or
                                               other  liquidator  or by State or
                                               Federal officials, or

                                           b.  immediately  on the  filing  of a
                                               petition   under   any  State  or
                                               Federal   statute   relative   to
                                               bankruptcy or  reorganization  of
                                               the ASSURED,  or  assignment  for
                                               the benefit of  creditors  of the
                                               ASSURED, or

                                           c.  immediately   upon  such  ASSURED
                                               ceasing to exist, whether through
                                               merger   into   another   entity,
                                               disposition  of all of its assets
                                               or otherwise.

                                           The COMPANY shall refund the unearned
                                           premium  computed  at short  rates in
                                           accordance  with the  standard  short
                                           rate    cancellation     tables    if
                                           terminated by the ASSURED or pro rata
                                           if terminated for any other reason.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

TERMINATION                                If any partner, director, trustee, or
(CONTINUED)                                officer or supervisory employee of an
                                           ASSURED not acting in collusion  with
                                           an Employee  learns of any  dishonest
                                           act committed by such Employee at any
                                           time,  whether in the  employment  of
                                           the ASSURED or otherwise,  whether or
                                           not such  act is of the type  covered
                                           under this Bond, and whether  against
                                           the  ASSURED  or any other  person or
                                           entity, the ASSURED:

                                           a.  shall  immediately   remove  such
                                               Employee  from  a  position  that
                                               would  enable  such  Employee  to
                                               cause  the  ASSURED  to  suffer a
                                               loss covered by this Bond; and

                                           b.  within  forty-eight (48) hours of
                                               learning  that  an  Employee  has
                                               committed  any   dishonest   act,
                                               shall notify the COMPANY, of such
                                               action    and    provide     full
                                               particulars   of  such  dishonest
                                               act.

                                           The COMPANY may terminate coverage as
                                           respects any Employee sixty (60) days
                                           after  written  notice is received by
                                           each ASSURED  Investment  Company and
                                           the     Securities    and    Exchange
                                           Commission,  Washington,  D.C. of its
                                           desire to  terminate  this Bond as to
                                           such Employee.
================================================================================
OTHER INSURANCE                       14.  Coverage under  this Bond shall apply
                                           only  as  excess  over any valid  and
                                           collectible insurance,  indemnity  or
                                           suretyship  obtained  by or on behalf
                                           of.

                                           a.  the ASSURED,

                                           b.  a Transportation Company, or

                                           c.  another  entity on whose premises
                                               the   loss   occurred   or  which
                                               employed  the person  causing the
                                               loss  or  engaged  the  messenger
                                               conveying the Property involved.
================================================================================
CONFORMITY                            15.  If any limitation within this Bond is
                                           prohibited  by  any  law  controlling
                                           this   Bond's   construction,    such
                                           limitation  shall  be  deemed  to  be
                                           amended  so as to equal  the  minimum
                                           period of limitation provided by such
                                           law.
================================================================================
CHANGE OR MODIFICATION                16.  This  Bond or any instrument amending
                                           or  affecting  this  Bond  may not be
                                           changed or modified orally. No change
                                           in or modification of this Bond shall
                                           be  effective  except  when  made  by
                                           written   endorsement  to  this  Bond
                                           signed      by     an      authorized
                                           representative of the COMPANY.

                                           If this  Bond is for a sole  ASSURED,
                                           no change or modification which would
                                           adversely  affect  the  rights of the
                                           ASSURED  shall be effective  prior to
                                           sixty (60) days after written  notice
                                           has been  furnished to the Securities
                                           and Exchange Commission,  Washington,
                                           D.C., by the acting party.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

CONDITIONS AND
LIMITATIONS

CHANGE OR MODIFICATION                If this  Bond is for a joint  ASSURED,  no
(CONTINUED)                           charge   or   modification   which   would
                                      adversely affect the rights of the ASSURED
                                      shall be  effective  prior  to sixty  (60)
                                      days   after   written   notice  has  been
                                      furnished   to  all   insured   Investment
                                      Companies  and  to  the   Securities   and
                                      Exchange Commission, Washington, D.C., by the COMPANY.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

Effective date of
this endorsement November 1, 2007      FEDERAL INSURANCE COMPANY

                                       Endorsement No.: 1

                                       To be attached to and form a part of BOND
                                       Number:      82050357


Issued to: MAN-GLENWOOD LEXINGTON, LLC

--------------------------------------------------------------------------------

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.










ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED,






Date: November 6, 2007                    By  /s/ Robert Hamburger
                                              ----------------------------------
                                                  Authorized Representative




Form 14-02-9228 (Ed. 4/2004)

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider. November 1, 2007       FEDERAL INSURANCE COMPANY

                                               Endorsement/Rider No.   2

                                               To be attached to and
                                               form a part of Bond No.  82050357



Issued to: MAN-GLENWOOD LEXINGTON, LLC



      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

    If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
    (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.




The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.



                                          By  /s/ Robert Hamburger
                                              ----------------------------------
                                                  Authorized Representative



17-02-2437 (12/2006) rev.          Page 1

                                                  FEDERAL INSURANCE COMPANY

                                                  Endorsement No: 3

 NAME OF ASSURED: MAN-GLENWOOD LEXINGTON, LLC     Bond Number:     82050357

--------------------------------------------------------------------------------

                        AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Man-Glenwood Lexington Associates Portfolio, LLC
Man-Glenwood Lexington TEI, LLC
Man-Glenwood Lexington TEI, LDC
Man Investments Inc.
Glenwood Capital Investments, LLC


This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: November 6, 2007                          By /s/ Robert Hamburger
                                                  ------------------------------
                                                    Authorized Representative


ICAP Bond
Form 17-02-6272 (Ed. 8-04)                                                Page 1

                                                  FEDERAL INSURANCE COMPANY

                                                  Endorsement No: 4

                                                  Bond Number:     82050357

NAME OF ASSURED: MAN-GLENWOOD LEXINGTON, LLC

--------------------------------------------------------------------------------

                   TERMINATION-NONRENEVVAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.  By adding to Section 13., Termination, the following:

      "Termination By The Company

      Bonds In Effect For More Than Sixty (60) Days

      If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.   Nonpayment of premium;

2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8.   Such other reasons that are approved by the Commissioner,

9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

1.   Substantial breaches of contractual duties, conditions or warranties; or

11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.


If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.    Bond Number,

b.    Date of Notice;

c.    Reason for Cancellation;

d.    Expiration Date of the Bond;

e.    Effective Date and Hour of Cancellation

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 2

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13 , Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.


This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2007.



ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: November 6, 2007                         By  /s/ Robert Hamburger
                                                   -----------------------------
                                                       Authorized Representative

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 3

                                                  FEDERAL INSURANCE COMPANY

                                                  Endorsement No: 5

                                                  Bond Number:     82050357

NAME OF ASSURED:  MAN-GLENWOOD LEXINGTON, LLC


--------------------------------------------------------------------------------

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     "12.  Stop Payment Order or Refusal to Pay Check

     Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

      a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

      b. refusing  to pay any check or draft made or drawn  upon or against  the
         ASSURED  by  any   customer  of  the  ASSURED  or  by  any   authorized
         representative of such customer,"

2.   By adding the following Specific Exclusion:

     "Section 4,A, Specific Exclusions --Applicable to INSURING CLAUSE 12

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

     a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

     b.  loss arising out of:

         (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

         (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

         (3) discrimination."

This Endorsement applies to loss discovered after 12:01 am. on November 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



Date: November 16, 2007                             By  /s/ Robert Hamburger
                                                      --------------------------
                                                       Authorized Representative

ICAP Bond
Form 17-02-1360 (Rev. 10-99)

                                                  FEDERAL INSURANCE COMPANY

                                                  Endorsement No: 6

                                                  Bond Number:     82050357
NAME OF ASSURED: MAN-GLENWOOD LEXINGTON, LLC
--------------------------------------------------------------------------------

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     13.  Unauthorized Signature

         Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

         It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

     r. INSTRUCTION means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

     s. Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

         (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

         (2) of a type commonly dealt in on securities exchanges or markets, and

         (3)  either one of a class or series or by its terms  divisible  into a
              class  or  series  of   shares,   participations,   interests   or
              obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                               Page 1

     t. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.










This Endorsement applies to loss discovered after 12:01 am on November 1, 2007.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: November 16, 2007                             By /s/ Robert Hamburger
                                                       -------------------------
                                                       Authorized Representative

ICAP Bond
Form 17-31-5602 (Ed. 10-03)                                               Page 2

                                                  FEDERAL INSURANCE COMPANY

                                                  Endorsement No: 7

                                                  Bond Number:    82050357


NAME OF ASSURED:  MAN-GLENWOOD LEXINGTON, LLC


--------------------------------------------------------------------------------

                           REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.


                                                  SINGLE LOSS                 DEDUCTIBLE
INSURING CLAUSE                                   LIMIT OF LIABILITY          AMOUNT
---------------                                   ------------------          ------

1.   Employee                                      $  1,250,000               5,000
2.   On Premises                                   $  1,250,000               5,000
3.   In Transit                                    $  1,250,000               5,000
4.   Forgery or Alteration                         $  1,250,000               5,000
5.   Extended Forgery                              $  1,250,000               5,000
6.   Counterfeit Currency                          $  1,250,000               5,000
7.   Threats to Person                             $  1,250,000               5,000
8.   Computer System                               $  1,250,000               5,000
9.   Voice Initiated Funds Transfer Instruction    $  1,250,000               5,000
10.  Uncollectible Items of Deposit                      25,000               5,000
11.  Audit Expense                                       25,000               5,000
12.  Stop Payment Order                                  25,000               5,000
13.  Unauthorized Signature                              25,000               5,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: November 16, 2007                             By /s/ Robert Hamburger
                                                       -------------------------
                                                       Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)                                                Page 1

                                Important Notice:



THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agentlbroker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.




Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS


       All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

       Thank you for choosing Chubb.


10-02-1295 (ed. 5/2007)

                                  Chubb & Son, div, of Federal Insurance Company
                                        as manager of the member insurers of the
                                              Chubb Group of Insurance Companies


                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.


You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.


Form 10-02-1281 (Ed. 1/2003)

                           MAN-GLENWOOD LEXINGTON, LLC
                         MAN-GLENWOOD LEXINGTON TEI, LLC
                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC

                            CERTIFICATE OF SECRETARY

      THE UNDERSIGNED, Kirsten Ganschow, Secretary of Man-Glenwood Lexington, LLC, Man-Glenwood Lexington TEI, LLC, and Man-Glenwood Lexington Associates Portfolio, LLC, each a Delaware limited liability company (the "Funds"), certifies that the following resolutions were duly adopted by the Board of each fund, including a majority of the Managers who are not "interested persons," at a meeting held on January 18, 2008.

APPROVAL OF JOINT FIDELITY BOND AND JOINT INSURED FIDELITY BOND AGREEMENT

VOTED: That the Board finds that the participation in the Joint Fidelity Bond is in the best interests of the Funds and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of $1.25 million.

VOTED: That the Board finds that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each of the Funds pays no more than its pro rata share of the premium based on relative asset size and, in any event, each of the Funds would pay no more than the premiums of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Funds participating in the Joint Fidelity Bond.

VOTED: That the proper officers of the Funds be, and they hereby are, authorized to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-1(f) under the Investment Company Act of 1940.

VOTED: That the officers of the Funds (and Glenwood Capital Investments, L.L.C. on behalf of the LDC) are hereby directed to:

                  (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Managers including a majority of the Managers who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had they not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) copy of each agreement between the Funds and all other named insureds entered into pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

                  (2)File with the SEC, in writing, within five days after the making of a claim under the bond by a Fund, a statement of the nature and amount thereof;

                  (3)File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of a Fund;

                  (4) Notify by registered mail each member of the Board of Managers at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by a Fund at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.


IN WITNESS WHEREOF, I have hereunto signed my name on February 12, 2008.



                                           /s/ Kirsten Ganschow
                                           -------------------------------------
                                           Kirsten Ganschow
                                           Secretary

                    AGREEMENT AMONG JOINTLY INSURED PARTIES

     THIS AGREEMENT is made as of January 9, 2008 by and among Man-Glenwood Lexington TEI, LLC, Man-Glenwood Lexington TE1, LDC, Man-Glenwood Lexington, LLC, Man-Glenwood Lexington Associates Portfolio, LLC (collectively, the "Funds") and Glenwood Capital Investments, L.L.C. (the "Adviser") (the Funds and Adviser are collectively referred to as the "Insureds").

     WHEREAS, the Funds are to be named as Insureds under a Joint Insured Fidelity Bond (the "Bond") issued to the parties hereto under the Financial Institution Bond Standard Form No. 14 with a term November 1, 2007 to November 1, 2008 (the "Insurer");

     WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Act"), and (ii) the basis on which additional investment companies for which the Adviser hereafter acts as adviser may be added as named Insured under the Bond;

     NOW THEREFORE, it is hereby agreed as follows:

1. In the event that the claims of loss of two or more Insureds under the Bond are so related that the insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 (b) under the Act.

2. In the event that an insurer asserts that the liability to the Adviser in the event of a loss under any fidelity bonds has the effect of reducing the maximum limit of its liability under the Bond, the Adviser agrees to reduce its claim against such insurer under such other fidelity bond to the extent required so that any Fund claimant shall receive at least the lesser of proceeds equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.


3. If the Insurer is willing to add as an Insured under the Bond an investment company not listed at the head of this agreement for which the Adviser hereafter is adviser, and such investment company may be included in the Bond pursuant to Rule 17g-1 under the Act, the Funds agree that (a) such addition may be made, provided that those Managers of each of the Funds who are not "interested persons" of such Fund shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms "Fund" or "party", provided that in each case (i) such investment conipahy shall have executed and delivered to the Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by each Fund thereafter would be no more than the premium of an individual policy for the Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

4. The obligations of the Funds under this Agreement are not binding upon any of the Managers or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

     This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

     IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of theilday and year first above written.


MAN-GLENWOOD LEXINGTON TEI, LLC

By: /s/ Kirsten Ganschow
----------------------------
Kirsten Ganschow
Secretary

MAN-GLENWOOD LEXINGTON TEI, LDC By:

Man-Glenwood Lexington TEI, LLC

By: /s/ Kirsten Ganschow
----------------------------
Kirsten Ganschow
Secretary

MAN-GLENWOOD LEXINGTON, LLC

By: /s/ Kirsten Ganschow
----------------------------
Kirsten Ganschow
Secretary

MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC

By: /s/ Kirsten Ganschow
----------------------------
Kirsten Ganschow
Secretary

GLENWOOD CAPITAL INVESTMENTS, L.L.C.

BY: /s/ John Rowsell
----------------------------
John Rowsell
President